Exhibit 99.1
TSX: JE
NYSE:  JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce Fourth Quarter Fiscal 2017 Results

TORONTO, ONTARIO - - May 4th, 2017 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will release operating results for fourth quarter fiscal 2017 after market close on May 17th, 2017. The Company will host a conference call and live webcast to review the fiscal fourth quarter results beginning at 10:00 a.m. Eastern Standard Time on May 18th, 2017 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast
•	Thursday, May 18th, 2017
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 7009356#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/wcc/r/1357730-1/5FF4034F544B855A5723B0915E568910

An audio tape rebroadcast will be available starting at 12:30 p.m. EST May 18th, 2017 until June 17th, 2017 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 7009356#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com